Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 24, 2017 except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the segment change discussed in Note O and the recently adopted accounting pronouncements discussed in Note A, which is as of May 12, 2017, relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in Martin Marietta Materials, Inc.’s Current Report on Form 8-K dated May 12, 2017. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Raleigh, NC

May 12, 2017